Exhibit 4.30

AGREEMENT FOR THE PROVISION OF SERVICES

OF COMBINING THE CAPACITY OF HARDWARE AND SOFTWARE COMPLEX

FOR DIGITAL MINING OF DIGITAL MINERS AND

DISTRIBUTION OF DIGITAL ASSETS

OBTAINED AS A RESULT OF MINERS’ ACTIVITIES

No 24-03-01

Astana city	March 29, 2024

This Agreement for the provision of services of combining the capacity of hardware and software complex for digital mining of digital miners for the distribution of digital assets obtained as a result of miners’ activities (hereinafter referred to as the “Agreement”) was concluded between:

(1)Limited Liability Partnership LGHSTR LLP is a company established in accordance with the current legislation of the Republic of Kazakhstan (BIN 210840900564) and registered at the address: Republic of Kazakhstan, Astana city, Esil district, 5 Dostyk Street, NP-199 “Customer”), on the one hand, and

(2)Private Company F2Pool Kazakhstan Ltd., a private company established in accordance with the acting law of the AIFC (BIN 230440900503), and registered at the address: Turkestan 16, office 56, Astana, Republic of Kazakhstan (hereinafter referred to as the “Contractor”) on the other hand.

PREAMBLE

WHEREAS:

A.Contractor owns and operates the servers and necessary equipment (“Equipment”) and intends to use the Equipment to provide services of combining the capacity of hardware and software complex for digital mining of digital miners and distribution of digital assets obtained as a result of the activities of Customer’s miners, the transmission of data from Customer’s mining equipment;

B.The Parties wish to document the services of pool, as well as certain other aspects of the proposed strategic cooperation between the Parties on the terms and conditions set forth in this Agreement.

THEREFORE, the Parties agree as follows:

1.	DEFINITIONS AND INTERPRETATION
1.1.	Definitions

The following terms shall have the following meanings in this Agreement:

Customer means the digital miner engaged in digital mining activities, whose details are specified in Recitals (1) of this Agreement.

Contractor manages servers and equipment in order to provide services for combining computing capacities of a hardware and software complex for digital mining.

Mining License means the Customer’s authorization document for digital mining activities issued by an authorized state body - The Ministry of Digital Development, Innovation and Aerospace Industry of the Republic of Kazakhstan (MDDIAI).

IAC means the International Arbitration Centre of the AIFC.

AIFC means the Astana International Financial Center.

Digital Asset Exchange means a digital platform providing organizational and technical support for trading, issuance, circulation and storage of digital assets.

IAC Arbitration and Mediation Rules means the IAC Arbitration and Mediation Rules approved by the IAC Chairman on January 1, 2018.

Applicable Law means the applicable laws of the Republic of Kazakhstan.

Parties means the Customer and the Contractor jointly, and Party means the Customer or the Contractor separately.

The unit of computing power of the Equipment shall be calculated in Hashrate.

Hashrate means a unit of service expressed in TH/S or PH/S and consisting of computational operations performed by the Customer’s mining equipment and transmitted by the Contractor’s server Equipment.

Digital Assets means the property created in electronic-digital form with assignment of a digital code, including with application of cryptography and computer computing means, registered and provided with immutability of information on the basis of distributed data platform technology.

Equipment means the Contractor’s equipment, on which the services of combining the capacities of hardware and software complex for digital mining of digital miners and distribution of digital assets obtained as a result of miners’ activity are performed.

Hardware and software complex for digital mining means Customer’s equipment on which digital operations are performed to maintain blockchain consensus.

BTC means Bitcoin unsecured digital asset.

Distribution of digital assets means an event according to which the Customer has the right of ownership of digital assets arising as a result of providing the Services, and also includes the subsequent transfer (sending) of such digital assets by the Contractor to the Customer’s electronic wallet after deduction of the Pool Fee.

Pool Fee means the commission retained by the Contractor for the provision of services hereunder.

FPPS (Full Pay-per-Share) is a digital miner reward formula where digital miners are rewarded when a digital block is fully “solved”. Also, digital miners receive an additional reward from transaction fees.

Confidential Information includes, without limitation, technical, financial, commercial and other information related to the activities of the Contractor and the Customer, and which is not publicly available. All information of a confidential nature provided on a tangible medium must have the column “Confidential Information”, “Confidential” or otherwise, in English or Russian.

1.2.	Interpretation

Unless the context otherwise requires, in this Agreement:

(a)	a reference to a document shall mean a reference to the document with all attachments, amendments and supplements and/or the adoption of such document as amended;
(b)	a reference to an amendment means any amendment, supplement, novation, extension or adoption as amended, and a reference to amended shall be construed accordingly;
(c)	a reference to assets includes any property, income and rights;
(d)	a reference to approval includes any approval, consent, approval, confirmation, resolution, license, exemption or registration;
(e)	a reference to a rule of law is a reference to a rule of law with all possible modifications, including the adoption of such rule in a new version;
(f)	a reference to a paragraph or Appendix is a reference to a paragraph or Appendix of this Agreement;
(g)	a reference to a person means an individual entrepreneur and (or) a legal entity;
(h)	including shall be construed as including without limitation, and includes and similar expressions shall be construed similarly, and
(i)	words in the singular include the plural and vice versa.
2.	SUBJECT OF THE AGREEMENT
2.1.1.

Subject to the customer’s compliance with all terms and conditions of this Agreement, the Contractor undertakes to provide the Customer with the following remote operational services in respect of the Customer’s mining equipment (the “Services”):

(a)	Acceptance of Customer’s mining equipment computing power (Hashrate) to Contractor’s server Equipment on a daily basis from 00:00 to 23:59;
(b)	Distribution of digital assets to the Customer from 10:00 to 18:00 of the next day or the day after the next day, Astana, RK time.

3.	AGREEMENT FEE AND CALCULATIONS PROCEDURE
3.1.	Agreement Fee and Calculations Procedure
3.1.1.

The Pool Fee shall be 2.5% of the distributed Digital Assets in terms of the block reward, calculated in accordance with the FPPS calculation formula provided in Appendix No. 2 to the Agreement and held at the time of Distribution of the Digital Assets, pursuant to subparagraph (b) of paragraph 2.1.1 of this Agreement. The Pool Fee and other applicable fees, if applicable, shall be paid by the Customer only when the Customer actually begins to engage in digital mining activities under the Services provided by the Contractor pursuant to this Agreement.

The rate of the Pool Fee shall be fixed for one year from the date of signing of this Agreement if the Customer could keep its weighted average hashrate in all accounts above 150P. The rate can be increased from 2.5% to 3% if the luck of bitcoin blocks that mined by Customer’ hashrate during past 3 months is below 80%.

The monthly calculation of the cost of Services is based on the acts of completed work, in accordance with clause 3.1.2.

3.1.2.	The scope of the indicated Services is determined according to the daily indicators of acts of completed work in the form according to Appendix 1.
3.1.3.

The Services under this Agreement are deemed performed after the payment is credited according to clause 2.1.1(b) to the Customer’s e-wallet linked to the Customer’s accounts according to clause 4.2.5.

3.1.4.

The Contractor shall provide the Customer with an (interim) Act of completed work on a daily basis in the form according to Appendix 1. The Customer is obliged to familiarize itself with the (interim) Act of completed work, or to provide a written justified objection with indication of the reasons for the objection. In case the Customer within 5 (five) calendar days after sending the (interim) Act of completed works to the Customer does not provide a written justified objection indicating the reasons for the objection, the Services are considered to be accepted by the Customer unconditionally according to such Act, and such Act shall have full legal force.

3.2.	The Customer is solely responsible for paying all taxes and fees related to the extraction of Digital Assets, in accordance with applicable law.
4.	RIGHTS AND OBLIGATIONS OF THE PARTIES
4.1.	The Customer has the right:
4.1.1.	to use the services of the Contractor;
4.1.2.

to apply to the Contractor for elimination of any defects related to the transfer of the Equipment Power, as well as for any issues arising for the Customer in connection with the fulfillment of this Agreement;

4.1.3.	refuse to fulfill this Agreement in case of a breach by the Contractor of the terms and conditions of this Agreement, as well as in other cases expressly provided for by this

Agreement, including, but not limited to, revocation/annulment and/or other cancellation of accreditation of the Contractor as a digital mining pool;

4.1.4.

request from the Contractor to provide any documents confirming the compliance of the Contractor’s activities with the requirements of the current legislation of the Republic of Kazakhstan, as well as with the terms and conditions of this Agreement;

4.1.5.

in the event of non-performance or improper performance by the Contractor of its obligations under this Agreement, the Customer has the right to demand from the Contractor reimbursement of documented costs incurred by the Customer, unless the Contractor proves that non-performance or improper performance was impossible due to force majeure;

4.1.6.

if during the fulfilment of this Agreement it becomes obvious to the Customer that the Services are improperly performed by the Contractor, the Customer has the right to set a reasonable period for eliminating the identified deficiencies, and if the Contractor fails to eliminate (or is unable to eliminate) ыгср deficiencies within the specified period, to refuse from the performance of this Agreement;

4.1.7.	use any other rights and remedies provided by this Agreement and (or) any applicable legislation.
4.2.	The Customer is obliged:
4.2.1.	pay the cost of the Contractor’s Services according to the tariffs defined in clause 3.1.1. of this Agreement;
4.2.2.

in case of detection of defects after acceptance of the Contractor’s Services, which could not be detected by the usual method of acceptance (hidden defects), to notify the Contractor about it from the date of their detection;

4.2.3.

immediately notify the Contractor in written form as soon as the Customer becomes aware of an event that may lead to the revocation of the Mining License, as well as of technical problems related to the mining activities carried out by the Customer;

4.2.4.	immediately notify the Contractor in written form of the revocation of the Mining License, as well as of technical problems related to the mining activities carried out by the Customer;
4.2.5.	to link its accounts to the electronic wallet through the pool interface in order to receive payments after the conclusion of this Agreement.
4.3.	The Contractor has the right to:
4.3.1.

withhold payment in accordance with clause 3.1.1. from the Customer for the rendered Services of distribution of Digital Assets obtained as a result of miners’ activity in the amounts and within the terms stipulated by this Agreement;

4.3.2.	use any of its other rights and remedies provided by this Agreement and/or any applicable law.

4.4.	The Contractor is obliged:
4.4.1.	send instructions to the Customer on the terms and conditions of connection to the mining pool;
4.4.2.	provide the Customer with the Services of proper quality in the quantity and within the timeframe stipulated by this Agreement;
4.4.3.

in case of technical problems in rendering the Services, to immediately inform the Customer about the technical problems and eliminate such technical problems within a reasonable time after their occurrence;

4.4.4.	provide the Customer with an Act of completed work on a daily basis in the form according to Appendix 1;
4.4.5.

at Customer’s request to provide consulting and technical support and furnish the Customer with information reporting in connection with the performance of obligations by the Contractor under this Agreement;

4.4.6.

notify the Customer on any reportings to be made by the Contractor to any state authority of the Republic of Kazakhstan in connection with, or, due to the performance of obligations by the Contractor of its obligations under, this Agreement, at least 3 business days prior to submission of a relevant reporting.

5.	LIMITATION OF LIABILITY
5.1.

The Contractor’s total aggregate liability under this Agreement, civil law (including for negligence or breach of statutory duty arising on any ground whatsoever), misrepresentation (whether innocent or negligent), restitution or otherwise arising in connection with the performance or purported performance of this Agreement shall in all circumstances be limited to the total of all payments made by the Customer to the Contractor under this Agreement during the daily per diem period of the Agreement immediately preceding the event that entailed the Contractor’s liability.

5.2.

The Contractor shall have the right to unilaterally suspend the provision of the Services without any liability to the Customer if the Equipment for any reason loses its technical ability to combine the capacity of the hardware and software complex for digital mining of digital miners and distribution of digital assets derived from the activities of the miners, by sending to the Customer a notice of suspension of the provision of the Services within 1 (one) hour after the Contractor identifies the loss of technical ability of the Equipment with the indication the terms for restoring the technical ability of the Equipment.

5.3.

Notwithstanding anything in this Agreement to the contrary the Contractor is responsible to the Customer for the unprovided Services in case of failure of the Contractor’s Equipment for any reasons/grounds that violate the Rules for Accreditation of Digital Mining Pools approved by the Order of the Minister of Digital Development, Innovation and Aerospace Industry dated April 11, 2023 No 142/HK.

5.4.	Clause 5 of this Agreement remains in force after termination of this Agreement, under any circumstances.

5.5.

Notwithstanding other provisions of this Agreement, the Customer may unilaterally terminate the Agreement for any reason at any time provided that all financial obligations under the actually rendered Services under the Agreement are fulfilled to the Contractor, as well as by sending at any time a written notice on termination of the Agreement.

6.	COMPENSATION FOR DAMAGES
6.1.	Warranties
6.1.1.

Parties agree to indemnify, defend and hold other Party harmless from any documented loss, liability, claim or expense (including legal expenses) arising out of the negligence or breach of this Agreement by such Party. The Parties’ indemnifications obligations remains in force after the termination of this Agreement, regardless of the time of their occurrence.

6.1.2.

The Contractor guarantees the security, warrants and is fully responsible for the Digital Assets to be distributed through the pool pursuant to the Services provided by the Contractor. In case of any damage to the Digital Assets during the use of the Contractor’s pool, the latter shall fully compensate the Customer’s losses.

7.	CONFIDENTIALITY
7.1.	Confidentiality
7.1.1.

During the term of this Agreement and after its termination, each of the Parties shall keep confidentiality, protection and non-disclosure to third parties of all information provided and marked as confidential by the disclosing Party.

7.1.2.

The Contractor shall strictly observe confidentiality with respect to any information related to any of the assignments received from the Customer under this Agreement. The Contractor shall not be entitled to disclose to anyone any information relating to confidential information, which was given to him by the Customer or became known to him in connection with the execution of this Agreement, without prior written authorization of the Customer, which shall specify the scope and nature of the information to be disclosed.

7.1.3.

The Contractor, who has received from the Customer a corresponding written permission to disclose any confidential information to third parties, must first receive from each such third party a written obligation to comply with the requirements of non-disclosure of confidential information transferred to him.

7.1.4.

The Contractor shall not copy or retain for itself or any third party any material in paper, electronic or any other medium received by it from the Customer in connection with the performance of any assignment. Upon termination of this Agreement, all information, plans, specifications, reports, forecasts, summaries and any information and materials that may have been collected by Contractor in connection with the performance of this Agreement shall be delivered to Client in the manner and to the extent determined by Customer.

7.1.5.	The Customer shall keep all Confidential Information received from the Contractor in strict secrecy and agrees not to use such Confidential Information in the interests of himself or any third party and not to disclose such Confidential Information to any third party, except in cases when the Confidential Information is disclosed by the Customer in accordance with the request or order of the authorized state body, according to the legislation of the Republic of Kazakhstan. However, prior to any such compelled disclosure of Confidential Information, Customer shall first notify Contractor and cooperate with Contractor to protect against any such disclosure and exercise remedies to narrow the scope of such disclosure and/or use of Confidential Information. To the extent that the parties are unable to obtain a remedy, or Contractor releases Customer from compliance with the provisions of this Agreement, Customer may provide only that portion of the Confidential Information required by law and further maintain the secrecy of the Confidential Information that is beyond the scope of compelled disclosure under this Agreement.

8.	REPRESENTATIONS AND WARRANTIES
8.1.	Contractor’s representations and warranties

The Contractor hereby represents and warrants to the Customer as follows (and undertakes to ensure the completeness, accuracy and validity of these representations and warranties during the period of this Agreement).

8.1.1.	Status

The Contractor is a legal entity established and acting in accordance with the laws of the Republic of Kazakhstan and the acting law of the AIFC and authorized to own its assets and carry out its activities.

8.1.2.	Validity

The Contractor does not have any unfulfilled obligations that could in any way prevent the Contractor from exercising its rights and fulfilling its obligations under this Agreement.

8.1.3.	Conclusion of the Agreement

The Contractor has duly approved the conclusion of this Agreement. The Contractor has full power and authority to sign this Agreement and to perform all obligations hereunder. Any permits, approvals and licenses required for the purposes of this Agreement have been timely and properly executed and/or obtained by the Contractor.

8.1.4.	Absence of violations

The Contractor’s execution and performance of this Agreement: (a) is not in conflict with, and will not be in material conflict with, any law or regulation applicable to the Contractor, as well as its constituent documents and any agreements that are binding on the Contractor and/or that relate to any of its assets.

8.1.5.	Information

Any information provided by the Contractor to the Customer in connection with this Agreement shall be true, accurate and complete.

8.1.6.	No Legal Proceedings

The Contractor is not a party to any judicial, administrative or other proceedings which have or may in the future adversely affect the Contractor’s ability to properly perform its obligations under this Agreement and, to the best of the Contractor’s knowledge, there is no threat of any such proceedings to the Contractor.

8.1.7.	Solvency

The Contractor is fully solvent and there are no decisions (or threat of such decisions) regarding liquidation, bankruptcy, rehabilitation, reorganization of the Contractor or restructuring of the Contractor’s debts.

9.	LIABILITY
9.1.	Liability
9.1.1.	For non-fulfillment or improper fulfillment of obligations under this Agreement the Parties shall be liable as provided by the laws of the Republic of Kazakhstan.
10.	DISPUTE RESOLUTION PROCEDURE AND APPLICABLE LAW
10.1.	Arbitration

Any dispute, controversy, claim, whether of a contractual or non-contractual nature, arising out of or in connection with this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof, shall be submitted to and finally resolved by arbitration administered by IAC in accordance with the IAC Arbitration and Mediation Rules in effect on the date the Request for Arbitration is submitted to the IAC Registrar and forming an integral part of this Agreement.

10.2.	Appointment of Arbitrators
10.2.1.	The number of arbitrators must be one.
10.2.2.

An arbitrator shall be appointed by agreement between the Parties. If the Parties have not agreed on the appointment of an arbitrator within 10 days of the Commencement Date notified to the Parties by the IAC Registrar, at the request of one of the Parties, the arbitrator shall be appointed by the IAC Chairperson.

10.3.	Place of Arbitration and Applicable Law

The place of arbitration shall be deemed to be AIFC. The law in force in the place of arbitration shall be the applicable law governing the arbitration proceedings.

10.4.	Language of Arbitration

The language of the arbitration proceedings shall be English.

10.5.	Applicable Law

This Agreement shall be governed by Applicable Law in all respects, including with respect to its interpretation, validity and performance.

11.	NOTICES
11.1.	Notices

All notices and other communications given under this Agreement shall be deemed to have been duly received if delivered to the addressee by courier or registered mail to the address of the proper addressee as set forth below:

For the Customer:

Address:  LGHSTR LLP
Attention: [REDACTED]
e-mail: [REDACTED]

For the Contractor:

Address: [REDACTED]
Attention: [REDACTED]

11.2.	Change of address

In case any of the Parties has a change of its postal address and/or other details specified in clauses 11.1 and 14, such Party shall notify the other Party in written form of such changes. This notification must be carried out in the manner as provided in clause 11.1 above and not later than three (3) business days from the effective date of the relevant changes.

11.3.	Consequences of Failure to Notify

A Party that fails to notify the other Party of a change in its details as required under clause 11.1 above shall not be entitled to claim non-receipt of any communications under this Agreement from the other Party if such communications were sent to the details originally specified in clause 11.1 above.

12.	FORCE MAJEURE CIRCUMSTANCES (FORCE MAJEURE)
12.1.

The Party shall be released from liability for partial or full non-fulfillment or improper fulfillment of the obligation, if it was a result of force majeure circumstances, which arose after conclusion of the Agreement as a result of extraordinary circumstances, which the Party could not foresee or prevent.

12.2.	Force majeure circumstances mean: flood, fire, earthquake, natural disasters, epidemic, war or military actions, as well as decisions of state authorities or governmental bodies.
12.3.	Upon occurrence of such circumstances, the Party experiencing such circumstances shall notify the other Party of them in written form within five calendar days.
12.4.	The Party referring to force majeure circumstances shall submit to the other Party official documents certifying the existence of such circumstances and, if possible,

assessing their impact on the possibility of fulfillment by the Party of its obligations under the Agreement. Force majeure circumstances of publicly known nature do not require proof.

12.5.

If the Party affected by force majeure circumstances fails to send the documents stipulated by the Agreement certifying the existence of such circumstances, such Party shall be deprived of the right to refer to such circumstances as a ground exempting it from liability for non-fulfillment or improper fulfillment of obligations under the Agreement.

12.6.

In case of force majeure circumstances, the term of fulfillment of obligations under the Agreement by the Party shall be postponed commensurately with the time during which these circumstances and their consequences are in effect. If the force majeure circumstances and their consequences continue to operate for more than thirty days, the Parties shall conduct additional negotiations to determine acceptable alternative ways of fulfillment of the Agreement or the obligations of the Parties shall be terminated by impossibility of fulfillment (except for monetary obligations) from the moment of occurrence of the force majeure circumstances.

13.	OTHER PROVISIONS
13.1.	Term of validity

This. Agreement shall enter into force on the date of signing and shall remain in force until December 31, 2024 (inclusive), and in terms of mutual calculations – until calculations between the Parties are fully completed.

13.2.	Use of Rights

Except as expressly provided in this Agreement (and except as otherwise provided by Applicable. Law), if a Party has or may have or has otherwise obtained any right (including the right to grant or refuse to grant approval or consent), then any such right may be exercised (exercised) at any time in such Party’s sole discretion.

13.3.	Notice of breach

The Contractor agrees to provide the Customer with prompt notice in written form of any breach of this Agreement of which the Contractor shall become aware.

13.4.	Relationship

Nothing in this Agreement shall create, confirm or imply any other relationship between the Parties other than that of independently contracting counterparties.

13.5.	Waiver of Performance (Forgiveness)

Forgiveness of non-performance (release from liability for breach) of any provision of this Agreement shall not be valid for the Parties unless such forgiveness is executed in writing form by the forgiving Party. No forgiveness of nonperformance of a particular provision of this Agreement shall constitute a forgiveness of nonperformance of any other provision of this Agreement, nor shall any forgiveness of nonperformance constitute a continuing forgiveness unless expressly provided for in such forgiveness.

13.6.	Severability

In the case of any provision of this Agreement becomes illegal, invalid or unenforceable under any applicable law of any jurisdiction, such illegal, invalid or unenforceable provision shall not affect or impair the legality, validity or enforceability of the remaining provisions of this Agreement.

13.7.	Copies and Language

This Agreement may be executed by the Parties by exchange of signed copies of this Agreement, in which case it shall be deemed to have been executed when each Party has signed and delivered its signed copy of this Agreement (either in original or electronic copy) to the other Party, In the event of any discrepancy or inconsistency between the English and Russian versions, the English version shall prevail.

13.8.	Modification

This Agreement may be amended by written agreement of the Parties.

14.	REQUISITES

CUSTOMER:

«LGHSTR LLP» LLP
BIN: 210840900564
Legal address: Republic of Kazakhstan, Republic of Kazakhstan, Almaty region, Astana, Yesil district, Dostyk str., 5, NP-199
Bank:  [REDACTED]
Account:  [REDACTED]
BIC:  [REDACTED]

CONTRACTOR:

чк F2Pool Kazakhstan
Astana, Yesil district, Turkestan 16, office 56
BIN: 230440900503
Bank name:  [REDACTED]
Bank account numbers:  [REDACTED]
BIC:  [REDACTED]

SIGNATURES OF THE PARTIES:

Customer

«LGHSTR LLP» LLP

(Seal affixed)

Signature: /s/ Zhalel E.
Name: Zhalel E.
Position: Director
Stamp

Contractor

Private Company «F2Pool Kazakhstan Ltd»

(Seal affixed)

Signature: /s/ Beispekov A.G.
Name: Beispekov A.G.
Position: Director
Stamp

Appendix 1
to the Agreement on provision of services of pooling
of capacities of hardware and software complex for
digital mining of digital miners and distribution of
digital assets obtained as a result of miners’ activity
dated 29.12.2023 No 85-

(Interim) Act of completed work (form)

No.	Individual ID number/business ID number of the digital miner	Name of digital miner	License number and issue date	Details (address) of the digital e- wallet	Date of distribution of the unsecured digital asset	Name of the unsecured digital asset distributed to the digital miner	Quantity of unsecured digital asset distributed to a digital miner	Mining pool fee
								in digital assets		in currency
								Name of unsecured digital asset	Quantity	Currency name	Quantity
1	2	3	4	5	6	7	8	9	10	11	12

SIGNATURES OF THE PARTIES

«LGHSTR LLP» LLP	Contractor: Private Company F2 Pool Kazakhstan

(Seal affixed)	(Seal affixed)

Director /s/ Zhalel E.	Director /s/ Beispekov A.G.

Appendix 2
to the Agreement on provision of services of pooling
of capacities of hardware and software complex for
digital mining of digital miners and distribution of
digital assets obtained as a result of miners’ activity
dated 29.12.2023 No 85-

Calculation of FPPS

Miner rewards for 24 hours = Average Effective Hashrate * (FPPS * (1 - stale rate) * (1 - %Pool fee))

where:

●	FPPS = PPS * (1 + %avg. Tx fees);
●	PPS = Block Reward * 24 * 60 * 60 / (difficulty * 2^32);
●	Block Reward = block reward net of Tx fees (as of 17.01.2024 Block Reward = 6.25 BTC);
●	% Tx fees = Tx fees of the block / Block Reward

While calculating %avg. Tx fees the pool does not account 5% of blocks with the highest and the lowest transaction fee values for the day. The number of blocks is always rounded up, e:g 5% from 149 blocks a day = 7,45 blocks. 7,45 is rounded to 8 blocks, hence the pool will not account 8 blocks with the highest and 8 blocks with the lowest transaction fees for the day.

●	%Pool fee - pool fee percentage value defined in section 3.1.1.a of this Agreement.
●	Stale rate - the time when the mining equipment was processing the previous block of Bitcoin network when the network already switched to a next block.

All variables in formulas are calculated for the day between 00:00:00 UTC and 23:59:59 UTC.